November 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Brookfield Residential Properties Inc.
Registration Statement on Form F-4
Filed October 12, 2010
File No. 333-169867

Brookfield Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
Definitive Proxy Statement on Schedule 14A
Filed February 26, 2010
Form 10-Q for the Fiscal Period Ended March 31, 2010
Filed May 10, 2010
Form 10-Q for the Fiscal Period Ended June 30, 2010
Filed August 6, 2010
Form 10-Q for the Fiscal Period Ended September 30, 2010
Filed November 3, 2010
File No. 001-31524

Dear Ms. Long:

On behalf of our client, Brookfield Homes Corporation (“Brookfield Homes”), we are transmitting for your review the responses of Brookfield Residential Properties Inc. (the “Company”) and Brookfield Homes, as we have been informed by the Company and Brookfield Homes, as applicable, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter of November 8, 2010 to Barry Blattman of Brookfield Asset Management, LLC (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-4, File No. 333-169867, filed on October 12, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you and to Ms. Jessica Kane copies of this letter and Amendment No. 1, including marked copies of Amendment No. 1 showing changes against the Registration Statement as originally filed. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

U.S. Securities and Exchange Commission

November 24, 2010

Brookfield Residential Properties Inc.’s Registration Statement on Form F-4 General

1.	On page 5, we note that you intend to issue shares of Brookfield Residential common stock representing in the aggregate approximately 50.7% of Brookfield Residential’s outstanding shares of common stock to Brookfield Office Properties as part of the consideration for Brookfield Office Properties’ contribution of BPO Residential to Brookfield Residential. We further note that Brookfield Office Properties intends to distribute rights to its common shareholders which would entitle them to acquire these shares of Brookfield Residential at $10 per share. Please explain to us how you intend to fulfill your obligations under Section 5 of the Securities Exchange Act with respect to the distribution of Brookfield Residential shares to Brookfield Office Properties and Brookfield Office Properties’ distribution of rights to its shareholders to acquire Brookfield Residential shares. Please note that the Brookfield Residential shares that will be distributed to Brookfield Office Properties shareholders who elect to participate in the rights offering must be registered under Section 5 of the Exchange Act.

Response

The Company has asked us to advise the Staff that it is aware that the Company will be required to register the common shares to be sold by Brookfield Office Properties pursuant to the rights offering, and that it intends to register such shares by filing a Form F-1 (or, if eligible, a Form F-3) with the SEC in respect of such rights offering. Pursuant to Rule 12a-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rights will be exempt from the registration requirements of the Exchange Act because the term of the rights expires within 90 days of their issuance. Brookfield Office Properties intends to list the rights on the New York Stock Exchange and the Toronto Stock Exchange.

2.	Please provide us with all materials prepared by Wells Fargo Securities, LLC and provided to Brookfield Homes’ board of directors. In particular, please provide us with copies of the board books and all transcripts, summaries, and video presentations. We may have further comments based on our review of these materials.

Response

Sullivan & Cromwell LLP, as counsel to Wells Fargo Securities, LLC (the financial advisor to the special committee of the board of directors of Brookfield Homes (the “Special Committee”)), is submitting supplementally under separate cover a copy of the written presentations provided to the Special Committee on September 15, 2010 and October 4, 2010. This submission will be made together with a request that the materials being submitted be kept confidential by the SEC in accordance with Rule 83 of the Rules of Practice of the SEC and pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 promulgated under the Exchange Act.

U.S. Securities and Exchange Commission

November 24, 2010

3.	Please provide us with all financial projections and forecasts that were prepared by the parties or Wells Fargo Securities, LLC and exchanged with the other parties to the transactions. In this regard, we note the disclosure on pages 41 and 46 regarding certain projections that were exchanged between the parties, as well as used by Wells Fargo Securities in its analysis. Please note that the projections must be disclosed in your filing.

Response

Brookfield Homes is submitting supplementally under separate cover copies of the financial projections and forecasts that were prepared by the parties and exchanged with the other parties to the transactions. This submission will be made together with a request that the materials being submitted be kept confidential by the SEC in accordance with Rule 83 of the Rules of Practice of the SEC and pursuant to Rule 418 promulgated under the Securities Act and Rule 12b-4 promulgated under the Exchange Act. The Company has added disclosure of the projections prepared by the parties in a new subsection entitled “Financial Forecasts of Brookfield Homes and BPO Residential” under the section “The Transactions.”

4.	Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal and tax opinions, proxy card and other exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response

In response to the Staff’s comment, all exhibits, or forms of such exhibits, that were not previously filed with the Registration Statement have been filed with or incorporated by reference in Amendment No. 1.

5.	Please advise us as to why you are not registering the shares of common stock into which the preferred stock are convertible.

Response

The Company has asked us to advise the Staff that it is not registering the common shares into which its preferred shares are convertible because the Company respectfully submits that pursuant to the terms of the preferred shares, as described in Amendment No. 1, the issuance of the common shares will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.

Furthermore, based on the most recent information available to Brookfield Homes, the Company has asked us to respectfully submit that the offering of the common shares into which the preferred shares will be convertible will not constitute a “public offering” within the meaning of the Securities Act and therefore such common shares are not required to be registered under the Securities Act. In particular, the Company has asked us to advise the Staff that it believes that the offering of the common shares will not constitute a public offering because:

U.S. Securities and Exchange Commission

November 24, 2010

•

Based on the most recent information available to Brookfield Homes, there are currently only 4 registered holders (102 beneficial holders) of the outstanding Brookfield Homes preferred stock. Since the Company’s preferred shares will be issued in exchange for the Brookfield Homes preferred stock, the Company will have a similarly small number of preferred shareholders upon completion of the transactions contemplated by Amendment No. 1. Indeed, it is likely that the Company will have fewer preferred shareholders than Brookfield Homes currently, because holders of Brookfield Homes preferred stock could (or, as further described in the next bullet point, have agreed to) convert their preferred stock prior to completion of the transactions contemplated in Amendment No. 1.

•

Brookfield Asset Management Inc., through the Company, beneficially owns 99% of the outstanding Brookfield Homes preferred stock and has agreed to convert such preferred stock into common stock prior to completion of the transactions contemplated by Amendment No. 1. Therefore, it is currently expected that following closing of the transactions there will be no greater than 76,945 preferred shares of the Company outstanding, representing an aggregate value of less than $2 million.

•

The Company is currently a private company that is wholly-owned by Brookfield Asset Management Inc., which is the majority shareholder of Brookfield Homes. Therefore, the Company and Brookfield Homes are affiliates and as a practical matter, a pre-existing relationship exists between the Company and the preferred stockholders of Brookfield Homes.

6.	We assume that post-merger, the Exchange Act reporting requirements of Brookfield Homes Corporation will be eliminated, i.e., this entity will cease to be a separate reporting company. We assume Brookfield Properties Corporation will continue to file as normal, except for the Residential Development Operations portion of the business which will no longer be included in those reports. Please confirm our assumptions and revise your filing to disclose this fact.

Response

The Company has asked us to advise the Staff that your assumptions are correct. The Company has included additional disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.

Proxy Statement / Prospectus Cover Page

7.	Please note that a letter to security holders in a proxy statement / prospectus also serves as a prospectus cover page and is therefore subject to the one page limitation on length. Please remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision. See Item 1 of Form F-4. Please revise your cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary.

Response

In response to the Staff’s comment, the letter to security holders that serves as the prospectus cover page has been revised.

U.S. Securities and Exchange Commission

November 24, 2010

8.	Please disclose the title and amount of securities being offered and by whom they are being offered as required by Item 501(b)(2) of Regulation S-K. See Item 1 of Form F-4.

Response

In response to the Staff’s comment, the Company has disclosed the title and amount of securities being offered and by whom on the prospectus cover page.

9.	In addition to specifying the date by which security holders must request this information, please disclose that to obtain timely delivery of the information that has not been included in the prospectus, security holders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form F-4.

Response

The Company has added the additional disclosure requested in response to the Staff’s comment.

10.	Please provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K. See Item 3 of Form F-4.

Response

The Company has asked us to advise the Staff that it respectfully submits that as a business combination transaction, no prospectus will be required to be delivered to any person in connection with the transaction contemplated by the Registration Statement, except for the proxy statement/prospectus that will be mailed to all common stockholders of Brookfield Homes as of the applicable record date. Furthermore, as a result of the foregoing and the nature of business combination transactions, there are no persons acting, or that will be acting, as dealers in connection with such transaction. As a result, the Company has asked us to advise the Staff that it respectfully submits that the noted dealer prospectus delivery legend is inapplicable to the transaction contemplated by the Registration Statement, and such legend is therefore not required to be included in the proxy statement/prospectus included in the Registration Statement.

11.	Please revise the disclosure in the bullet points at the bottom of the first page to clearly disclose the percentage interest to be held by non-affiliates.

Response

The Company has revised the disclosure in the bullet points in response to the Staff’s comment.

12.	Please revise the disclosure in the third paragraph on the second page to clearly and prominently disclose that affiliates hold sufficient shares to approve the transactions on their own and intend to vote to approve the transactions. Please also comply with this comment under “Stockholder Approval” on page 8 and “Vote Required” on page 33.

Response

The Company has revised the disclosure (now found in the last paragraph of the letter to stockholders and the fourth paragraph on the second page), as well as on pages 1 and 36 of Amendment No. 1, in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

Questions and Answers about the Transactions, page 1

13.	You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Response

In response to the Staff’s comment, the Company has revised the Q&A and Summary sections of Amendment No. 1 to eliminate redundancies and to group like information together.

Q6: What will Brookfield Office Properties be entitled to receive as a result of the contribution? page 2.

Q7: How much of the Brookfield Residential will Brookfield Homes’ common stockholders own?

14.	Please quantify the amount of Brookfield Residential common stock that Brookfield Office Properties will receive as a result of the contribution and that Brookfield Homes’ common stockholders and non-affiliate stockholders will own upon completion of the transactions. Please also disclose this information on a fully-diluted basis.

Response

The Company has provided the requested disclosure on pages 8 and 9 of Amendment No. 1 in response to the Staff’s comment.

15.	We note the disclosure regarding the rights offering to be conducted by Brookfield Office Properties following the completion of the transactions. Please revise to disclose the range of ownership that Brookfield Asset Management will have following the rights offering. In this regard, we note that disclosure in the first full risk factor on page 25.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1 to include the range of ownership that Brookfield Asset Management will have following the rights offering.

Summary of the Proxy Statement / Prospectus, page 6

16.	Please disclose the appropriate cost of implementing the merger and contribution agreement and completing the transactions associated with it.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company has revised the disclosure on page 16 of Amendment No. 1 in response to the Staff’s comment.

17.	Please disclose the aggregate indebtedness of your company assuming completion of the transactions. Please also disclose the percentage of this indebtedness that will be held by affiliates.

Response

The Company has added the disclosure on page 16 under the subheading “Indebtedness of Brookfield Residential” and on page 134 of Amendment No. 1 under the heading “Liquidity and Capital Resources of Brookfield Residential” in response to the Staff’s comment.

Stockholder Approval, page 8

18.	Please quantify the number of votes required to approve and adopt the merger and contribution agreement. Please also comply with this comment in the section entitled “Vote Required” on page 33.

Response

The Company has revised the disclosure on pages 1 and 36 of Amendment No. 1 in response to the Staff’s comment.

Interests of Brookfield Asset Management and Brookfield Homes’ Directors and Executive Officers in the Transactions, page 9

19.	We note the statement that the interests discussed in this section may have “influenced the directors in approving and recommending the merger and contribution agreement”. In an appropriate section of the prospectus, please provide a discussion of the directors’ fiduciary duties under Delaware law.

Response

The Company and Brookfield Homes have reviewed the disclosure referenced in the Staff’s comment and concluded that the statement in the Registration Statement that these factors “may have influenced the directors” could be read as an unintended speculation as to the Brookfield Homes’ directors’ state of mind. The Company has revised the disclosure accordingly. As discussed with the Staff on November 22, 2010, the Company does not believe that the revised disclosure, which simply discloses the existence of interests “that may be different from, or in addition to, those of Brookfield Homes’ stockholders generally,” requires what would be a highly unusual discussion of the directors’ fiduciary duties.

20.	Please quantify the amount of Brookfield Homes’ stock options and deferred share units Brookfield Residential will assume pursuant to the merger. Please also comply with this comment in this same section beginning on page 52.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company has revised the disclosure on pages 11, 26 and 63 of Amendment No. 1 in response to the Staff’s comment.

21.	Please disclose whether any of the executive officers of Brookfield Homes’ have stock options that will automatically vest upon completion of the transactions contemplated by the merger and contribution agreement and quantify these interests. We note the disclosure on page 14 of Brookfield Homes’ Definitive Proxy Statement which states that the Brookfield Homes’ named executive officers participate in a stock option plan that provides for accelerated vesting on a change-in-control for all participants in the plan.

Response

The Company has revised the disclosure on pages 11, 26 and 63 of Amendment No. 1 in response to the Staff’s comment to state that no executive officers of Brookfield Homes have stock options that will automatically vest upon completion of the transactions contemplated by the merger and contribution agreement because a change of control is not triggered as a result of such transactions.

22.	Please revise the disclosure in the third bullet point to disclose the specific amounts, rather than generally refer to “par” or “200 bps per annum”. Please also comply with this comment under “Related Party Transactions” on page 87.

Response

The Company has revised the disclosure on pages 10, 25, 62 and 97 of Amendment No. 1 in response to the Staff’s comment.

23.	Please revise the last bullet point to quantify the potential cash payment.

Response

The Company has revised the disclosure on pages 11, 26 and 63 of Amendment No. 1 in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 13

24.	Please remove the word “Certain” from this subheading as you must describe the material U.S. federal income tax consequences of the merger. Additionally, we note your disclosure that the exchange of stock pursuant to the merger will be a taxable transaction for U.S. stockholders. Since you must provide a firm conclusion regarding the material federal income tax consequences to investors, please delete the word “generally” from throughout this disclosure. Furthermore, please remove the phrase “for general information only” as this type of language may suggest that shareholders are not entitled to rely on the disclosure. Please state that this is counsel’s opinion and identify counsel. Please also comply with this comment on page 75 in the section currently entitled “Certain United States Federal Income Tax Considerations.”

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company has revised the subheading and the disclosure on pages 15 and 85 of Amendment No. 1 in response to the Staff’s comment. The Company has revised the applicable paragraphs to delete the word “generally” and the phrase “for general information only,” and has identified counsel. In addition, the form of tax opinion of counsel has been filed as Exhibit 8.1 to Amendment No. 1.

Risk Factors, page 22

25.	We note that following completion of the transactions contemplated by the merger and contribution agreement and the proposed rights offering, Brookfield Asset Management is expected to hold between approximately 66% and 91% of the Brookfield Residential common stock on a fully-diluted basis. In this regard, please include appropriate risk factor disclosure regarding your use of the rules governing “controlled companies” and the impact of these rules on your corporate governance. Please also revise under “Management of Brookfield Residential Following the Transactions” to the extent applicable.

Response

In response to the Staff’s comment, the Company has added a risk factor under the subheading “Following the completion of the transactions, Brookfield Residential will be a ‘controlled company’ within the meaning of the New York Stock Exchange rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not ‘controlled companies’”, and revised the disclosure under “Management of Brookfield Residential Following the Transactions” on page 139 of Amendment No. 1.

26.	We note that you plan to apply for listing on the New York Stock Exchange. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

Response

In response to the Staff’s comment, the Company has added a risk factor under the subheading “Although Brookfield Residential’s common stock will be listed on the New York Stock Exchange upon the completion of the transactions, as a foreign private issuer, it may elect to rely on certain Canadian requirements concerning corporate governance, in which case, there exists the possibility that Canadian securities requirements will provide less protection than those required by the New York Stock Exchange.”

Cautionary Statement Regarding Forward-Looking Statements, page 31

27.	We note the statement in the last paragraph that all “subsequent written and oral forward-looking statements concerning the transactions or other matters addressed in this proxy statement / prospectus... are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.” Please advise us as to the basis for this statement in light of the requirements set forth in paragraphs (c)(1)(A) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company has deleted the statement referred to in the Staff’s comment.

The Transactions, page 38

Background of the Transactions, page 38

28.	Please provide a more detailed discussion of the negotiation of the material terms of the merger agreement, including the structure of the transaction, the exchange ratio, the consideration for the contribution of BPO Residential, and all other material terms. With respect to the exchange ratio, please discuss how you arrived at the specific exchange ratio and whether any other ratios were considered. Please expand your discussion to describe in more detail the items discussed at the meetings and the actions, taken, if any, to resolve issues. For example, identify the alternatives available to Brookfield Homes and BPO Residential, the potential synergies of the merger, potential benefits to each company, and the risks to achieving them.

Response

The Company has revised the disclosure on pages 41 through 46 of Amendment No. 1 in response to the Staff’s comment.

29.	We note that a Brookfield Homes director who is a representative of Brookfield Office Properties disclosed to the Brookfield Homes board of directors on April 30, 2010 that Brookfield Office Properties had begun considering alternatives with respect to its BPO Residential business. Please discuss in more detail whether the parties regularly discussed this type of business with each other and if not, why contact was initiated at this point. Please also discuss why the parties decided to pursue a business transaction at this point in time.

Response

The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

30.	We note that the board of directors of Brookfield Homes formed a special committee of independent directors comprised of four independent directors on May 12, 2010. Please identify the special committee members, disclose how they were chosen, and discuss the special committee’s specific duties beyond considering a potential transaction.

Response

The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

31.	We note that the chairman of the special committee obtained commitment from Brookfield Asset Management to convert its shares of Brookfield Homes 8% convertible preferred stock at par prior to the closing of the transaction over the weekend of September 18, 2010 despite Brookfield Asset Management’s indication two days earlier that it was considering not converting its preferred stock into common stock prior to the closing. Please provide a detailed description of this negotiation and provide more information regarding the potential conflict in the allocation of the transaction consideration between the common stockholders and the $250 million of Brookfield Homes 8% convertible preferred stock.

Response

The Company has revised the disclosure on page 45 of Amendment No. 1 in response to the Staff’s comment.

32.	Please disclose whether the special committee or the board of directors of Brookfield Homes considered any alternative transactions to the transactions contemplated by the merger and contribution agreement.

Response

The Company has revised the disclosure on page 41 of Amendment No. 1 in response to the Staff’s comment.

Brookfield Homes’ Reasons for the Transactions; Recommendation of the Brookfield Homes Board of Directors, page 41.

33.	Please expand to discuss further how geographic diversification will be achieved and how the expected geographic mix will benefit your overall business.

Response

The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment to expand the discussion of how geographic diversification will be achieved and how the expected geographic mix will benefit the Company’s overall business.

34.	Regarding the anticipated financial impact, please quantify the combined cash flows of Brookfield Homes and BPO Residential and the additional long-term debt being contributed to Brookfield Residential in the transactions.

Response

The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment.

35.	Please review the disclosure throughout this section to clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature.

Response

The Company has revised the disclosure on pages 49 through 51 of Amendment No. 1 to clarify the positive or negative attributes of the factors considered in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

Opinion of the Special Committee’s Financial Advisor, page 43

36.	Please disclose the method of selection of Wells Fargo Securities, LLC. See Item 4(b) of Form F-4.

Response

The Company has revised the disclosure on page 51 of Amendment No. 1 in response to the Staff’s comment.

37.	For each of the financial analyses described, please provide a more detailed explanation as to how Wells Fargo Securities, LLC selected the discount rates in the net asset value analyses, the companies in the public companies analyses, and the transactions in the transactions analyses. Please also disclose whether any companies or transactions satisfying the criteria used were excluded from the analyses and if so, disclose the basis for such exclusion.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 through 60 of Amendment No. 1.

38.	We note the description of the analyses prepared by Wells Fargo Securities, LLC includes information about certain values used by Wells Fargo Securities, LLC when conducting the selected public company analyses and the selected transactions analyses. Specifically, we note that Wells Fargo Securities, LLC used certain financial information and financial multiples for comparable publicly-traded companies in the residential development and homebuilding industries and certain information relating to the selected transactions involving publicly-traded companies in the residential development and homebuilding industries since October 1999 and that this information resulted in ranges of multiples and a range of implied equity values for Brookfield Homes. Please revise to provide additional disclosure about the underlying data used to calculate these values. For example, it may be helpful for security holders to understand whether there were high, low, or average or median values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 through 60 of Amendment No. 1.

39.	Please disclose the amount of fees Wells Fargo Securities, LLC has or will receive in connection with the proposed merger both as an aggregate amount and the amount that is contingent upon the merger being completed.

U.S. Securities and Exchange Commission

November 24, 2010

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 1 to reflect the amount of the fee payable to Wells Fargo Securities for rendering its opinion to the Special Committee.

40.	We note that the description regarding the material relationships between Wells Fargo Securities, LLC and Brookfield Homes does not provide a narrative and quantitative description of the fees paid or to be paid to Wells Fargo Securities, LLC and its affiliates. Please revise to provide such disclosures.

The Company respectfully advises the Staff that neither Wells Fargo Securities nor any of its affiliates has provided any investment banking services to the Company or any of its affiliates in the past two years, other than in connection with the proposed transactions.

Interests of Brookfield Asset Management and of Brookfield Homes’ Directors and Executive Officers in the Transactions, page 52.

41.	Please include a table that discloses for each director and executive officer the benefits and interests to be received in connection with the transactions, with quantification of each item and in the aggregate. Please also provide this disclosure with respect to each other affiliate.

Response

In response to the Staff’s comment, the Company has included a table disclosing the options and deferred share units held by each executive officer and director of Brookfield Homes prior to the transactions and upon completion of the transactions on page 63 of Amendment No. 1. As described in more detail in response to Comment #42 below, the Company has also added disclosure to quantify the benefits and interests identified in this section to the extent practicable; however, due to the nature of the benefits and interests, the Company respectfully advises the Staff that it believes the information is not well suited for presentation in a table format.

Summary of Benefits Relating to the Transactions, page 53.

42.	Please revise to provide a materially complete description of each bulleted item, including quantifying all benefits and interests to the extent practicable.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 25 and 62 of Amendment No. 1 to quantify the benefits and interests to the extent practicable. One example of an interest the Company was not currently able to quantify is the amount of director fees that will be paid to current directors of Brookfield Homes who are expected to serve as directors of Brookfield Residential upon completion of the transactions. Brookfield Residential has not yet adopted a director compensation policy and so it is not currently possible to quantify these benefits. However, in cases where such quantification was not possible, the Company has added a more detailed description of the nature of the benefits and interests.

U.S. Securities and Exchange Commission

November 24, 2010

Regulatory Matters, page 56

43.	Please remove the word “Certain” and clearly discuss all material regulatory requirements, including the regulations you referenced in your risk factor on page 27 entitled “Laws and regulations related to property development...” Refer to Item 4.B.8 of Form 20-F. Please also make clear your plans to comply with each regulation discussed following the merger.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

Appraisal Rights, page 57

44.	In the third full paragraph, please remove the statement in the second sentence that the summary is not complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Please also remove the qualification to the full text of Section 262.

Response

In response to the Staff’s comment, the Company has removed the statement that the summary is not complete, and removed the qualification to the full text of Section 262.

The Merger and Contribution Agreement, page 61

45.	In an appropriate part of this section, please disclose whether any lawsuits have been filed by shareholders alleging a breach of fiduciary duties by Brookfield Homes’ board of directors in connection with the merger.

Response

The Company has asked us to advise the Staff that it has taken note of the Staff’s comment and has determined that, as of the date of filing Amendment No. 1, no lawsuits have been filed by shareholders alleging a breach of fiduciary duty by Brookfield Homes board of directors in connection with the merger. Such disclosure will be added should any such lawsuit be filed before the Form F-4 is declared effective.

Certain United States Federal Income Tax Considerations, page 75

46.	The discussion that you provide regarding tax consequences should be based upon or should constitute an opinion of counsel. If you intend to file a short-form opinion, then you must indicate here that the discussion is the opinion of counsel and identify the specific opinion(s).

U.S. Securities and Exchange Commission

November 24, 2010

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1 to indicate that the discussion is the opinion of counsel. A form of tax opinion of counsel has been filed as Exhibit 8.2 to Amendment No. 1.

47.	Please refer to the sections of the Internal Revenue Code counsel is relying upon for this disclosure.

Response

In response to the Staff’s comment, the Company has revised pages 87 through 92 to reference the sections of the Internal Revenue Code that counsel is relying on for this disclosure.

Backup Withholding and Information Reporting, page 81

48.	State whether you will assume responsibility for the withholding of taxes. Please see Item 10.E of Form 20-F.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1 under the subheading “Additional Considerations—Backup Withholding and Information Reporting.”

Certain Canadian Federal Income Tax Considerations, page 83

49.	Please remove the word “Certain” from this subheading. You must describe the material Canadian federal income tax consequences of the merger. Since you must provide a firm conclusion regarding the material Canadian federal income tax consequences to investors, please delete the word “generally” from this disclosure. Furthermore, please remove the phrase “for general nature only” as this type of language may suggest that shareholders are not entitled to rely on the disclosure. Finally, the discussion that you provide regarding tax consequences should be based upon, or should constitute an opinion of counsel. If you intend to file a short-form opinion, then you must indicate here that the discussion is the opinion of counsel. Please also comply with this comment under “Certain Canadian Federal Income Tax Considerations” on page 14.

Response

The Company has revised the subheading and the disclosure on pages 15 and 93 of Amendment No. 1 in response to the Staff’s comment. The Company has revised the applicable paragraphs to delete the word “generally” and the phrase “for general nature only,” and has identified counsel. In addition, a form of tax opinion of counsel has been filed as Exhibit 8.2 to Amendment No. 1.

Unaudited Pro Forma Combined Condensed Financial Data, page 88

50.	Please expand the introduction herein to provide prominent disclosure of the fact that following the completion of the merger between Brookfield Homes and BPO Residential, the business of each will be continued by Brookfield Residential and one or more of its wholly-owned subsidiaries, as stated on page 56.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company has revised the disclosure on page 98 of Amendment No. 1 in response to the Staff’s comment.

51.	In this section, please include disclosure similar to Note 1(b) on page F-11 to emphasize the estimates and assumptions inherent in the preparation of carve-out financial statements for BPO Residential.

Response

The Company has revised the disclosure on page 98 of Amendment No. 1 to add disclosure similar to Note 1(b) on page F-11 in response to the Staff’s comment.

Note (d) – Earnings per share attributable to Brookfield Residential Common Shareholders, page 94

52.	Please include disclosure of the basic conversion terms of the 8% convertible preferred stock.

Response

The Company has revised the disclosure on page 104 of Amendment No. 1 to add the basic conversion terms of the 8% convertible preferred stock in response to the Staff’s comment.

53.	Please disclose the components of the pro forma basic average shares outstanding of 101,290. Include the amount of shares included for the conversion of 8% convertible preferred stock, the amount of shares of Brookfield Homes common stock and the result of converting these shares into Brookfield Residential common stock, the number of shares of common stock of Brookfield Homes held by Brookfield Residential Acquisition Corp. that will be retired and other amounts affecting pro forma shares outstanding . Tabular disclosure may be useful.

Response

The Company has revised the disclosure on page 105 of Amendment No. 1 to disclose the components of the pro forma basic average shares outstanding in response to the Staff’s comment.

Brookfield Residential Business, page 96

54.	For Brookfield Residential, please provide the information required by Item 4.A(1)-(3) of Form 20-F. See item 14 of Form F-4.

Response

The Company has revised the disclosure on page 106 of Amendment No. 1 to provide the information required by Item 4.A(1)-(3) of Form 20-F in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

Overview of Brookfield Homes, page 96

55.	Please provide us with your analysis as to why you may incorporate this information and all other information required to be presented for Brookfield Homes by reference to Brookfield Homes’ Annual Report on Form 10-K for the year ended December 31, 2009. Pursuant to General Instruction C(d) of Form F-4, if the company to be acquired is a U.S. company, the registrant shall present information about such other company pursuant to Instructions C and F of Form S-4. Since Brookfield Homes is a U.S. company, General Instruction C of Form S-4 is applicable. Since it appears that Brookfield Homes is not S-3 eligible due to the late filing of Form 8-K on May 17, 2010, it appears that you must present information for Brookfield Homes in accordance with Item 17 of Form S-4. Item 17 of Form S-4 instructs that you should provide information in accordance with Item 14 of Form S-4 if the company being acquired is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Since Brookfield Homes is subject to Exchange Act reporting requirements, it appears you should have presented information regarding Brookfield Homes in accordance with Item 14 of Form S-4. General Instruction A.2 of Form F-4 and Form S-4 contemplate incorporation by reference only if the item in the Form provides for incorporation by reference. Therefore, please provide us with your analysis as to why you may incorporate information by reference to Brookfield Homes’ Annual Report on Form 10-K or present the information for Brookfield Homes in accordance with Item 14 of Form S-4.

Response

In response to the Staff’s comment, Brookfield Homes respectfully advises the Staff that it has received from the Office of Chief Counsel a waiver of the “timely filing” eligibility requirements of Form S-3 with respect to the noted late Form 8-K filing. Such waiver was granted specifically to permit information about Brookfield Homes to be incorporated by reference into the Registration Statement. Therefore, the Company respectfully submits that Brookfield Homes meets the eligibility requirements of Form S-3, and that information about Brookfield Homes is permitted to be incorporated by reference into the Registration Statement from Brookfield Homes’ filings under the Exchange Act.

Overview of BPO Residential, page 96

56.	Please provide the information required by Item 4.A(4)-(7) of Form 20-F. See Item 14 of Form F-4.

Response

The Company notes the Staff’s comment and has provided the additional information required by Item 4.A(4)-(7) of Form 20-F on page 106 of Amendment No. 1.

57.	To the extent applicable, please provide information regarding BPO Residential’s property holding and legal proceedings pursuant to Item 4.D. and 8.A(7) of Form 20-F. See item 14(b) and (c) of Form F-4.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company respectfully notes the Staff’s comment regarding Item 4.D of Form 20-F and has determined that it is not applicable. BPO Residential has tangible fixed assets of $12.3 million related primarily to leasehold improvements, office equipment and furniture, computer hardware and software, and leased vehicles. In relation to the total assets of $1.65 billion of BPO Residential, the Company believes that this balance on all measures is immaterial (less than 1%).

The Company notes the Staff’s comment regarding Item 8.A(7) of Form 20-F and Item 14(c) and has determined that it is not applicable to BPO Residential as there have been no legal, arbitration, or governmental proceedings in the recent past or pending that would have a significant effect on the Company’s financial position or profitability.

BPO Residential Business Strategy, page 98

58.	We note your disclosure regarding vendor take back mortgages. Please provide a more detailed description of these mortgages.

Response

The Company notes the Staff’s comment and has added a more detailed description of these mortgages on page 108 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Result of Operations of BPO Residential, page 103

59.	The MD&A section addresses the historical carve-out financial statements of BPO Residential, and the MD&A of Brookfield Homes is incorporated by reference to its most recent Form 10-K. Please include additional disclosure to discuss how the financial condition, liquidity and capital resources of the combined company will be impacted by the transactions. For example, provide a discussion of the liquidity conditions that will result or are reasonably likely to result from the transactions.

Response

The Company has added disclosure under the subheading “Liquidity and Capital Resources of Brookfield Residential” on page 134 of Amendment No. 1 in response to the Staff’s comment.

60.	The carve-out financial statements of BPO Residential present profitable operations for all periods and substantial gross margins. Inventory impairments have been modest during this period, consisting of impairment of land inventory of $17 million, $3 million, and zero during 2009, 2008 and 2007. During this same period other residential developers and homebuilders have experienced recurring losses, negative gross margins, and substantial write-downs of inventory. This includes Brookfield Homes, as well as the SEC reporting companies included in the comparable companies analysis, discussed on page 49. Provide a discussion explaining the factors underlying BPO Residential’s performance, including differences in geographic area and the composition of your inventory, for example. Discuss the housing market in Calgary and Edmonton, including recent trends in the rate of home sales and housing prices, and possible risks to your operations.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company notes the Staff’s comment and has provided additional disclosure on page 113 of Amendment No. 1 explaining the factors underlying BPO Residential’s performance.

61.	Please provide supplemental support for the following statements:

•	On page 103 in the fourth full paragraph, “We have ... a 30% market share of single family lot sales as measured by housing starts.”

•	On page 103 in the fifth full paragraph, “The GTA ... population is expected to grow by 50% to 9.1 million over the next 20 year period.”

Response

The Company notes the Staff’s comment and has removed the above information from the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BPO Residential” in Amendment No. 1.

Result of Operations, page 105

62.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. Please revise your MD&A accordingly to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

Response

The Company notes the Staff’s comment and has included additional quantification for material fluctuations.

63.	Please provide tabular disclosure of cancellations and cancellation rates by segment or other clear disclosure addressing this.

Response

The Company notes the Staff’s comment and has included tabular disclosure of cancellations and cancellation rates by segment on page 121 of Amendment No. 1.

64.	On page 112 you mention the significant impact of homebuyer incentives on your operations. Please provide a discussion of the impact of homebuyer incentives. Consider tabular disclosure of the homebuyer incentives recognized each period at the reportable segment level.

Response

The Company notes the Staff’s comment and has included a discussion of the impact of homebuyer incentives and tabular disclosure of homebuyer incentives by segment on pages 118, 122 and 125 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 24, 2010

Sales Activity, page 109

65.	Please consider expanding your tabular disclosure of backlog to include the units for each segment.

Response

The Company notes the Staff’s comment and has expanded the tabular disclosure of backlog on page 121 of Amendment No. 1 to include the units for each segment.

Liquidity and Capital Resources, page 114

66.	Please provide more detailed disclosure regarding BPO Residential’s sources of liquidity. We note that BPO Residential has four credit facilities and unsecured lines of credit with various subsidiaries of Brookfield Office Properties. For each credit facility or unsecured line of credit, please identify the entity providing the credit, provide the total value of the facility or line, the amount currently outstanding as of June 30, 2010, in U.S. dollars, both under the contractual borrowing ceilings and also as limited by the most restrictive covenants, the applicable interest rates, any restrictions associated with the credit facility or line of credit, and the existence of any financial covenants and whether BPO Residential is in compliance with these covenants.

Response

The Company notes the Staff’s comment and has provided more detailed disclosure regarding BPO Residential’s sources of liquidity on page 128 of Amendment No. 1.

67.	You disclose total debt of $613 million at June 30, 2010, includes $251 million related to amounts drawn on syndicated facilities, $285 million related to unsecured lines of credit and $77 million related to project specific financings. These amounts agree to the balance sheet. Please revise the discussion on page 115 to clarify how the amounts discussed for the individual debt instruments reconcile to the total outstanding amounts disclosed at the introduction and reported in the financial statements. Also, provide U.S. dollar amounts for outstanding balances on syndicate facilities.

Response

The Company notes the Staff’s comment and has revised the discussion on pages 127 and 128 of Amendment No. 1 to clarify how the amounts discussed for the individual debt instruments reconcile to the total outstanding amounts disclosed at the introduction and reported in the financial statements.

68.	Quantify and discuss land and housing inventory turnover over the periods presented, and explain underlying reasons for increasing amounts of inventory relative to revenues, the impact on how you manage liquidity, and the potential risks to future operations and liquidity.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company notes the Staff’s comment and has included a discussion of housing turnover on page 129 of Amendment No. 1. BPO Residential does not measure or monitor land inventory turnover as a relevant measure as land is held over the long-term for the purposes of future development or sale.

69.	Please provide a detailed discussion of the nature, amount, and significant terms of the components of the receivables and discuss why the amounts of $129 million and $132 million as of June 30, 2010, and December 31, 2009, are so significant relative to annual revenue. Provide a discussion of the impact this has on your liquidity. Explain the specific nature of the Development Recovery Receivables.

Response

The Company notes the Staff’s comment and has included a detailed discussion on page 129 of Amendment No. 1 of the nature, amount, and significant terms of the components of the receivables and discussed why the amounts are so significant relative to annual revenue.

Contractual Obligations and Other Commitments, page 116

70.	Please revise your discussion of “minimum debt to equity covenants” for Carma Developers LP and Carma, Inc. to clarify the actual ratios should be less than the amounts specified.

Response

The Company notes the Staff’s comment and has clarified the discussion on page 131 of Amendment No. 1 of minimum debt to equity covenants for Carma Developers LP and Carma, Inc.

71.	You also mention that the facility relating to Brookfield Homes (Ontario) Ltd. contains three covenants, one of them being a minimum interest coverage ratio of not less than 3:1. In addition, Carma Inc. is also required to maintain a minimum liquidity requirement of $1.5 million. Please revise to disclose the actual ratio or amount achieved under both of these covenants as of June 30, 2010.

Response

The Company notes the Staff’s comment and has included on page 131 of Amendment No. 1 the actual ratio or amount achieved under both of these covenants.

72.	Please explain the sources of cash expected to be used to meet the $345 million in obligations due in less than a year.

Response

The Company notes the Staff’s comment and has added further detail of the sources of cash expected to be used to meet the obligations due in less than a year on page 130 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 24, 2010

Critical Accounting Policies and Estimates, page 117

73.	Given the significance of land and housing inventory to your business, please revise to provide more details about your impairment testing. Specifically:

•	Provide a discussion of relevant aspects of the business environment in your geographic areas, including local market conditions and project-level factors influencing recoverability.

•

Disclose the frequency and nature of actual and ongoing impairment reviews and clarify how you determine which projects / properties are tested for impairment. You state, “Recoverability of inventory assets is made at a specific point in time, given current relevant market information ...” Please expand to discuss the types of events and circumstances that you believe indicate impairment.

•	Explain how and at what level you group real estate for determining triggering events and impairment reviews.

•

Provide a description of the assumptions that drive the estimated fair value in your testing and a discussion of the uncertainty associated with key assumptions. For example, to the extent you have included assumptions in your cash flow models that materially deviate from your historical results or are subject to significant uncertainty, please include a discussion of these assumptions. Provide a discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

•

Disclose whether there are material amounts of inventory that have estimated fair values that are not substantially in excess of the carrying value and could materially impact future operating results of shareholders’ equity. Provide quantified information about any such assets.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Response

The Company notes the Staff’s comment and has expanded the discussion on page 132 of Amendment No. 1 and provided additional details on impairment testing.

74.	Please revise to include a tabular or textual presentation of the number of projects where impairment charges or other write-offs were recognized and the fair value of the projects impaired for the periods presented, not unlike that shown on page 21 of the December 31, 2009 Form 10-K of Brookfield Homes Corporation, by type of project and/or region, if possible. This information would be helpful for investors to understand where concentrations of impairment risk may exist.

Response

The Company notes the Staff’s comment and has added a tabular presentation on pages 119, 125 and 126 of Amendment No. 1 of the number of projects where impairment charges or other write-offs were recognized and the fair value of the projects impaired for the periods presented.

75.	Please tell us how you considered whether to include a discussion of your methods and assumptions related to significant estimates made in the preparation of the carve-out financial statements e.g., methods of expense allocation used where specific identification is not practical.

U.S. Securities and Exchange Commission

November 24, 2010

Response

The Company notes the Staff’s comment. The Company included a discussion of methods and assumptions related to significant estimates made in the carve-out financial statements where this information provides relevant and useful information to the users of the financial statements such as the disclosures for Income Taxes and Land and Housing Inventory. Specific identification is utilized for the recording of expenses within an entity. Each entity (CDLP, Carma Inc, and BHOL) operates as a separate stand-alone entity and there are no expense allocations.

Management of Brookfield Residential Following the Transactions, page 120

Director Independence, page 121

76.	Please disclose the definition under which the majority of directors will be independent following completion of the transactions.

Response

The Company has revised the disclosure on page 136 of Amendment No. 1 in response to the Staff’s comment.

Security Ownership of Management and Principal Stockholders of Brookfield Homes and Brookfield Residential, page 127

Description of Brookfield Residential Share Capital, page 130

77.	Please revise to state the number of record holders in the United States and the corresponding percentage of your outstanding stock that is held in the United States. See Item 7.A.2 of Form 20-F.

Response

The Company has revised the disclosure on page 145 of Amendment No. 1 in response to the Staff’s comment.

Canadian Securities Laws, page 133

78.	Your discussion here or under “Comparison of The Rights of Brookfield Residential Shareholders ...” beginning on page 135 should comply with Item 10.B.9 of Form 20-F as necessary.

Response

The Company has revised the disclosure on pages 150 through 155 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

Comparison of the Rights of Brookfield Residential Shareholders and Brookfield Homes Stockholders, page 135

79.	In the second full paragraph, please remove the statement in the second sentence that the summary is not intended to be complete. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Additionally, please note that you may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C. Please remove the references to Delaware and Ontario law accordingly.

Response

In response to the Staff’s comment, the Company has removed the statement that the summary is not intended to be complete and the references to Delaware and Ontario law in Amendment No. 1.

80.	Following this section, please include a section discussing the material differences in the corporate laws applicable to Brookfield Homes and Brookfield Residential. See Item 4(a)(7) of Form F-4.

Response

The Company has added a new section on page 156 of Amendment No. 1 entitled “Comparison of Delaware Corporate Law and Ontario Corporate Law” in response to the Staff’s comment.

Exhibits

81.	Pursuant to Rule 438 under the Securities Act, please file consents for the new directors of Brookfield Residential that have not signed the registration statement.

Response

Consents for the new directors of Brookfield Residential that have not signed the registration statement have been filed as exhibits to Amendment No. 1.

Financial Statements

Note 2 – Subsequent Events, page F-4

82.	Please disclose the significant terms of the convertible preferred shares.

Response

The Company has revised the disclosure on page F-4 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 24, 2010

Note 1 – Significant Accounting Policies, page F-11

Use of Estimates, page F-11

83.	It does not appear you have disclosed herein or elsewhere in the notes the information required by Questions 1 and 2 of SAB Topic 1:B.1. We assume the financial statements are otherwise compliant with this SAB. Please advise and/or revise accordingly.

Response

The Company notes the Staff’s comment and has contemplated Questions 1 and 2 of SAB Topic 1:b.1. The Company has advised us that no expenses were required to be allocated to the subsidiaries from the parent and that the financial statements included in Amendment No. 1 are otherwise in compliance with this SAB.

Annex A – Merger and Contribution Agreement

84.	Please provide a list briefly identifying the contents of all omitted exhibits and schedules to your merger and contribution agreement, along with an agreement to furnish us with a copy of any omitted exhibits and schedules upon our request. See Item 601(b)(2) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added a list briefly idenfying the contents of all omitted exhibits and schedules to the merger and contribution agreement and a statement that the Company agrees to furnish the Staff with a copy of any of the omitted exhibits or schedules to the merger and contribution agreement on pages A-4 and A-5, respectively, of Amendment No. 1.

Annex D – Fairness Opinion

85.	We note the limitations on reliance by stockholders in the fairness opinion provided by Wells Fargo Securities, LLC. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Wells Fargo Securities, LLC’s belief that stockholders cannot rely upon the opinion to support any claims against Wells Fargo Securities, LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in the Wells Fargo Securities, LLC’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Wells Fargo Securities, LLC would have no effect on the rights and responsibilities of either Wells Fargo Securities, LLC or the board of directors under the federal securities laws.

This comment also applies to the disclaimer on page 44 which states that “Wells Fargo Securities provided its opinion solely for the information and use of the special committee in connection with its evaluation of the merger” and the disclaimer contained in Exhibit 23.6 which states “The foregoing opinion letter is provided solely for the information and use of the Special Committee of the Board of Directors of Brookfield Homes in connection with its evaluation of the transactions contemplated therein and is not to be used or relied upon for any

U.S. Securities and Exchange Commission

November 24, 2010

other purpose, nor is it to be disclosed, summarized, excerpted from, or otherwise publicly referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.”

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1 and in Exhibit D and Exhibit 23.6 of Amendment No. 1.

Brookfield Homes Corporation’s Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

Competition, page 8

86.	In future filings, please disclose the principal method of competition pursuant to Item 101(c)(1)(x) of Registration S-K.

Response

Brookfield Homes notes the Staff’s comment and will provide the requested disclosure in future filings.

Controls and Procedures, page 60

87.	We note your statement that your “disclosure controls and procedures provide a reasonable level of assurance.” Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. This comment also applies to your disclosure regarding disclosure controls and procedures on your Forms 10-Q for the fiscal quarters ending March 31, 2010, June 30, 2010 and September 30, 2010. Please comply with this comment in future filings.

Response

Brookfield Homes confirms that its principal executive officer and principal financial officer have concluded that Brookfield Homes’ disclosure controls and procedures are effective at the reasonable assurance level disclosed in Brookfield Homes’ Form 10-K for the fiscal year ended December 31, 2010 and Forms 10-Q for the fiscal quarters ending March 31, 2010, June 30, 2010 and September 30, 2010. Brookfield Homes will comply with this comment in future filings.

Brookfield Homes Corporation’s Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 113

2009 and 2010 Short-Term Compensation Decision and Analysis, page 16

88.	We note that you award annual bonus compensation based on the achievement of certain corporate performance objectives. In future filings, please disclose how you determine the

U.S. Securities and Exchange Commission

November 24, 2010

bonus awards for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. To the extent that bonus awards are based on corporate performance goals, please disclose the threshold, target, and maximum performance goals, the payouts corresponding to each of these goals, the actual results achieved by the company, and how the company evaluated the actual results to reach the payouts to the named executive officers. See Item 402(b)(v)-(vi) of Regulation S-K. To the extent that bonus awards are based on individual performance, please describe the individual elements of performance and contribution that are taken into account making these awards. See Item 402(b)(2)(vii) of Regulation S-K.

Response

Brookfield Homes notes the Staff’s comment and will provide the requested disclosure in future filings.

2009 and 2010 Long-Term Ownership Participation Decisions and Analysis, page 17

89.	We note that you award stock options based, in part, on a subjective evaluation of the named executive officer’s performance with regard to your company’s corporate performance objectives and your performance relative to the industry. In future filings, to the extent that stock option awards are based on individual performance, please describe the individual elements of performance and contribution that are taken into account making these awards. See Item 402(b)(2)(vii) of Regulation S-K.

Response

Brookfield Homes notes the Staff’s comment and will provide the requested disclosure in future filings.

Executive Compensation, page 21

90.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

Brookfield Homes has concluded that it does not have compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on Brookfield Homes. In arriving at this conclusion, Brookfield Homes considered that it does not have:

•	a business unit that carries a significant portion of its risk profile;

•	a business unit that is significantly more profitable than others within Brookfield Homes;

•	a business unit where the compensation expense is a significant percentage of the unit’s revenues; or

•	a business unit whose risk and reward structure varies significantly from that of the overall company.

U.S. Securities and Exchange Commission

November 24, 2010

In further concluding that Brookfield Homes’ compensation policies and practices do not incentivize its employees to create risks that are reasonably likely to have a material adverse effect on the company, the following groups of employees were assessed:

Executive Officers and Corporate Employees: The compensation arrangements for corporate employees do not create risks that are reasonably likely to have a material adverse effect on Brookfield Homes. Compensation is comprised of short-term compensation (base salary and annual bonus award) and direct and indirect long-term ownership participation (stock options and deferred share units). These employees participate in the creation of stockholder value over the long term, aligning their interests with those of Brookfield Homes’ stockholders. Further, compensation of these employees is discretionary.

Senior Operating Management: The compensation arrangements for the senior operating management of Brookfield Homes’ business units are focused on rewarding performance in their business unit and comprise short-term compensation (base salary) and participation in the net earnings of their business unit. No incentive is paid until a base return on assets is exceeded and corporate overhead is covered. The capital charge is established at a level that is intended to encourage a conservative investment approach, rather than providing an incentive for management to pursue high-risk investments in order to exceed a high capital charge before they participate. Further discouraging excessive risk-taking within a business unit, capital is allocated by the corporate management team.

Business Group Employees: Compensation for the remainder of the employees of Brookfield Homes is comprised of either base salary, or base salary and a bonus based on meeting personal or corporate objectives. Bonus awards are targeted at a percentage of base salary.

Certain Relationships and Related Party Actions, page 28

91.	In future filings, please provide the disclosure required by Item 404(a)(5) for the two credit facilities you describe.

Response

Brookfield Homes notes the Staff’s comment and will provide the requested disclosure in future filings.

*    *    *    *    *

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

November 24, 2010

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to Amendment No. 1 or this letter may be communicated to the undersigned at (604) 630-5199. Please send copies of any correspondence relating to this filing to the undersigned by facsimile to (604) 687-8504, and to Lawrence Chernin at (416) 979-1234.

Sincerely,

/s/ Daniel M. Miller
Daniel M. Miller
cc:	Shane Pearson, Brookfield Homes Corporation

Lawrence Chernin, Goodmans LLP

Sachin Shah, Brookfield Residential Properties Inc.

Barry Blattman, Brookfield Asset Management, LLC